10F-3 Report
CGCM International Equity Investments
	3/1/2015		through	8/31/2015

Issuer Name	Sub-Adviser	Trade Date	Selling Dealer	Offering Size	Total Amt. Allocated	Purchase Price
National Australia Bank [Note: Data for this issue reflects AUD]	Philadelphia International	5/11/2015	Macquarie Bank Limited	2,700,000,000.00	8,665	28.500
Sunrise Communications	Schroders	6/2/2015	UBS London	29,310,000	11,385	68.000